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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 1)

SFN Group, Inc.
(Name of Subject Company)

SFN Group, Inc.
(Name of Persons Filing Statement)

Common stock, par value $0.01 per share
(Title of Class of Securities)

784153108
(CUSIP Number of Class of Securities)

Thad Florence
Vice President Legal & Corporate Secretary
SFN Group, Inc.
2050 Spectrum Boulevard
Fort Lauderdale, Florida 33309
(954) 308-7600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Persons Filing Statement)

Copy to:

Timothy Mann, Jr., Esq.
Jones Day
1420 Peachtree, N.E.
Atlanta, Georgia 30309-3053
(404) 581-3939

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "SEC") on August 1, 2011 (as amended or supplemented from time to time, the "Statement") by SFN Group, Inc., a Delaware corporation (the "Company").

        The Statement relates to the cash tender offer by Cosmo Delaware Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Randstad North America, L.P., a Delaware limited partnership ("Parent"), disclosed in the Tender Offer Statement filed under cover of Schedule TO, dated August 1, 2011 and filed with the SEC by Purchaser and Parent, to purchase all of the issued and outstanding shares of the Company's common stock, par value $0.01 per share (the "Shares"), other than Shares owned by Parent and Purchaser, at a purchase price of $14.00 per Share to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 1, 2011, and in the related Letter of Transmittal.

        Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Statement.

Item 4.    The Solicitation or Recommendation.

        Item 4 of the Solicitation is hereby amended by amending and restating the fifth full paragraph under the heading "Background of the Offer and Merger and Reasons for the Recommendation—Background of the Offer and Merger" on page 13 of the Statement to read as follows:

        "Following those reports and discussions, the Board unanimously determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement were advisable, fair to and in the best interests of the Company and its stockholders. The Board approved the Merger Agreement and the Guarantee, and authorized Mr. Krause and Mr. Smith to execute the Merger Agreement and the Guarantee and to take such further actions as they reasonably determined were necessary to consummate the transactions contemplated thereby. The Board also approved Amendment No. 9 to the Company's Rights Agreement with the Bank of New York Mellon, as Rights Agent, and authorized the making of appropriate regulatory filings with the SEC and other governmental bodies as required. In addition, the Board and the Compensation Committee approved the proposed amendment to Mr. Krause's Change in Control Agreement."

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 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2011

SFN GROUP, INC.
By:	/s/ MARK W. SMITH
Name:	Mark W. Smith
Title:	Executive Vice President and Chief Financial Officer

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  Item 4. The Solicitation or Recommendation.
SIGNATURE